--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1

                             (AMENDMENT NO. 1)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934 AND

                                  SCHEDULE 13D

                             (AMENDMENT NO. 3)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               GENERAL CABLE PLC
                           (NAME OF SUBJECT COMPANY)

                          TELEWEST COMMUNICATIONS PLC
                                    (BIDDER)

                               ----------------

                ORDINARY SHARES, PAR VALUE (Pounds)1 PER SHARE,
                   REPRESENTED BY AMERICAN DEPOSITARY SHARES,
                 EACH OF WHICH REPRESENTS FIVE ORDINARY SHARES
                         (TITLE OF CLASS OF SECURITIES)

                     36930Q101 (AMERICAN DEPOSITARY SHARES)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                 VICTORIA HULL
                          TELEWEST COMMUNICATIONS PLC
                             GENESIS BUSINESS PARK
                                  ALBERT DRIVE
                            WOKING, SURREY GU21 5RW
                                 UNITED KINGDOM
                              011 44 1483 750 900
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                               ----------------

                                   COPIES TO:

                           JEFFREY J. WEINBERG, ESQ.
                            DAVID S. LEFKOWITZ, ESQ.
                             WEIL, GOTSHAL & MANGES
                                ONE SOUTH PLACE
                                LONDON, EC2M 2WG
                                    ENGLAND
                              011 44 171 903 1000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                         (Continued on following pages)

                              (Page 1 of 7 Pages)

-----------------------                                 -----------------------
      CUSIP NO.                      14D-1
      36930Q101
-----------------------                                 -----------------------

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON:                   TELEWEST COMMUNICATIONS PLC

   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  NOT APPLICABLE
--------------------------------------------------------------------------------

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                      (b) [X]

--------------------------------------------------------------------------------

 3 SEC USE ONLY


--------------------------------------------------------------------------------

 4 SOURCES OF FUNDS 00

--------------------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(e) OR 2(f)
                                                                         [_]

--------------------------------------------------------------------------------

 6 CITIZENSHIP OR PLACE OF ORGANIZATION: ENGLAND AND
   WALES

--------------------------------------------------------------------------------

 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON:
   146,785,916 ordinary shares*

--------------------------------------------------------------------------------

 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES                    [_]
   CERTAIN SHARES


--------------------------------------------------------------------------------

 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
   40.2%*

--------------------------------------------------------------------------------

10 TYPE OF REPORTING PERSON:
   CO

* Such 146,785,916 ordinary shares (the "Subject Shares"), par value (Pounds)1 per share, of General Cable PLC ("General Cable") may be deemed to be beneficially owned, for purposes of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Telewest Communications plc ("Telewest"), by virtue of the Agreement Relating to the Merger of General Cable and Telewest, dated March 29, 1998 (the "Agreement"), by and among Telewest, General Cable PLC, Compagnie Generale des Eaux S.A. (now known as Vivendi S.A.) and General Utilities Holdings Limited ("GUHL"). GUHL is the legal registered owner of the Subject Shares. Pursuant to the terms of the Agreement, GUHL has undertaken to Telewest that if Telewest announces and posts to shareholders an offer to acquire all the outstanding shares of the General Cable, all on the terms set forth therein and summarized herein, it will accept such offer in respect of the Subject Shares. Consequently, if such offer is consummated, Telewest would acquire sole voting and sole dispositive power over the Subject Shares. The filing of this Statement shall not be construed as an admission by Telewest that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the Subject Shares. See Item 6.

                              (Page 2 of 7 Pages)

----------------------                                   ----------------------
      CUSIP NO.                      14D-1
      36930Q101
----------------------                                   ----------------------

-------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON:                   TELE-COMMUNICATIONS, INC.

   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  NOT APPLICABLE
-------------------------------------------------------------------------------

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)[_]
                                                                       (b)[X]

-------------------------------------------------------------------------------

 3 SEC USE ONLY


-------------------------------------------------------------------------------

 4 SOURCES OF FUNDS WC

-------------------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(e) OR 2(f)
                                                                         [_]

-------------------------------------------------------------------------------

 6 CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

-------------------------------------------------------------------------------

 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON:
   146,785,916*

-------------------------------------------------------------------------------

 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES                    [_]
   CERTAIN SHARES


-------------------------------------------------------------------------------

 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
   40.2%*

-------------------------------------------------------------------------------

10 TYPE OF REPORTING PERSON:
   CO
-------------------------------------------------------------------------------


* All of the Subject Shares may be deemed to be beneficially owned, for purposes of Sections 13(d) and 14(d) of the Exchange Act, by Tele-Communications, Inc. ("TCI") by virtue of TCI's beneficial interest in Telewest and Telewest's interest in such shares pursuant to the Agreement. TCI disclaims beneficial interest in the Subject Shares and the filing of this statement shall not be construed as an admission by TCI that it is for the purposes of Section 13(d) of the Exchange Act the beneficial owner of such shares. See Item 6.

                              (Page 3 of 7 Pages)

----------------------                                   ----------------------
      CUSIP NO.                      14D-1
      36930Q101
----------------------                                   ----------------------

-------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON:                   MEDIAONE GROUP, INC.

   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  NOT APPLICABLE
-------------------------------------------------------------------------------

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                      (b) [X]

-------------------------------------------------------------------------------

 3 SEC USE ONLY


-------------------------------------------------------------------------------

 4 SOURCES OF FUNDS WC

-------------------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(e) OR 2(f)
                                                                         [_]

-------------------------------------------------------------------------------

 6 CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

-------------------------------------------------------------------------------

 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON:
   146,785,916*

-------------------------------------------------------------------------------

 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES                    [_]
   CERTAIN SHARES


-------------------------------------------------------------------------------

 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
   40.2%*

-------------------------------------------------------------------------------

10 TYPE OF REPORTING PERSON:
   CO
-------------------------------------------------------------------------------


* All of the Subject Shares may be deemed to be beneficially owned, for purposes of Sections 13(d) and 14(d) of the Exchange Act, by MediaOne Group, Inc. ("MediaOne") by virtue of MediaOne's beneficial interest in Telewest and Telewest's interest in such shares pursuant to the Agreement. MediaOne disclaims beneficial interest in the Subject Shares and the filing of this statement shall not be construed as an admission by MediaOne that it is for the purposes of Section 13(d) of the Exchange Act the beneficial owner of such shares. See Item 6.

                              (Page 4 of 7 Pages)

----------------------                                   ----------------------
      CUSIP NO.                      14D-1
      36930Q101
----------------------                                   ----------------------

This Amendment No. 1 to Tender Offer Statement on Schedule 14D-1 is being filed by Telewest Communications plc, a public limited company organized under the laws of England and Wales ("Telewest"), Tele-Communications, Inc., a Delaware corporation ("TCI"), and MediaOne Group, Inc., a Delaware corporation ("MediaOne"), and relates to the offer (the "Offer") by Telewest to purchase all of the outstanding (a) ordinary shares, par value of (Pounds)1 per share ("General Cable Shares"), of General Cable PLC ("General Cable") and (b) American Depositary Shares ("General Cable ADSs") of General Cable each representing five General Cable Shares. The Offer is subject to the terms and conditions set forth in the Offer to Purchase/Prospectus, dated June 29, 1998, of Telewest (the "Offer to Purchase"), the disclosure document, dated June 29, 1998, of Telewest (the "Disclosure Document"), the Form of Acceptance, Authority and Election for the General Cable Shares and the Letter of Transmittal for the General Cable ADSs.

This Amendment No. 1 to Tender Offer Statement on Schedule 14D-1 supplements
Item 11 of the Schedule 14D-1, filed by Telewest on June 29, 1998, and also constitutes Amendment No. 3 to the Schedule 13D filed by Telewest, TCI and MediaOne relating to General Cable. Except as set forth below, the information in the Schedule 14D-1 and Schedule 13D remains as stated therein and is incorporated herein by reference.


ITEM 11MATERIAL TO BE FILED AS EXHIBITS:

    (A)(1) Offer to Purchase/Prospectus of Telewest, dated June 29, 1998.
           (1)

    (A)(2) Disclosure Document of Telewest, dated June 29, 1998. (1)

    (A)(3) Form of Acceptance, Authority and Election for the General Cable Shares. (1)

    (A)(4) Form of Letter of Transmittal.(1)

    (A)(5) Form of Notice of Guaranteed Delivery.(1)

    (A)(6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

    (A)(7) Form of Letter to Clients for use by Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees.(1)

    (A)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)

    (A)(9) Text of Press Release issued by Telewest dated June 29, 1998.
           (2)

    (B)   Not applicable.

    (C)(1) Agreement Relating to the Merger of General Cable and Telewest, dated March 29, 1998, by and among Telewest, General Cable, Compagnie Generale des Eaux S.A., and GUHL. (1)

    (D)   Not applicable.

    (E)   See Exhibit (a)(1) above.

    (F)   Not applicable.
--------
(1) Incorporated by reference to the Registration Statement on Form S-4 of Telewest (File No. 333-50201).

(2) Filed herewith.

                              (Page 5 of 7 Pages)

----------------------                                   ----------------------
      CUSIP NO.                      14D-1
      36930Q101
----------------------                                   ----------------------


                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 1998

                                          TELEWEST COMMUNICATIONS PLC


                                          By:       /s/ Charles Burdick
                                              ---------------------------------
                                            Name:Charles Burdick
                                            Title:Group Finance Director

                                          TELE-COMMUNICATIONS, INC.


                                          By:      /s/ Stephen M. Brett
                                              ---------------------------------
                                            Name:Stephen M. Brett
                                            Title:Executive Vice President

                                          MEDIAONE GROUP, INC.


                                          By:      /s/ Stephen E. Brilz
                                              ---------------------------------
                                            Name:Stephen E. Brilz
                                            Title:Assistant Secretary

                              (Page 6 of 7 Pages)

----------------------                                   ----------------------
      CUSIP NO.                      14D-1
      36930Q101
----------------------                                   ----------------------

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER  DESCRIPTION OF DOCUMENT
 ------- -----------------------
 (a)(1)  Offer to Purchase/Prospectus of Telewest, dated June 29, 1998.(1)
 (a)(2)  Disclosure Document of Telewest, dated June 29, 1998.(1)
 (a)(3)  Form of Acceptance, Authority and Election for the General Cable
         Shares.(1)
 (a)(4)  Form of Letter of Transmittal for the General Cable ADSs.(1)
 (a)(5)  Form of Notice of Guaranteed Delivery.(1)
 (a)(6)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
         and Other Nominees.(1)
 (a)(7)  Form of Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.(1)
 (a)(8)  Guidelines for Certification of Taxpayer Identification Number of
         Substitute Form W-9.(1)
 (a)(9)  Text of Press Release issued by Telewest dated June 29,1998.(2)
 (b)     Not applicable.
 (c)(1)  Agreement Relating to the Merger of General Cable and Telewest, dated
         March 29, 1998 by and among Telewest, General Cable, Compagnie
         Generale des Eaux S.A. and GUHL. (1)
 (d)     Not applicable.
 (e)     See Exhibit (a)(1) above.
 (f)     Not applicable.

--------
(l) Incorporated by reference to the Registration Statement on Form S-4 of Telewest (File No. 333-50201).

(2) Filed herewith.

                              (Page 7 of 7 Pages)